DOUBLELINE OPPORTUNISTIC CREDIT FUND

333 South Grand Avenue, Suite 1800

Los Angeles, California 90071

September 28, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Attention: Ms. Anu Dubey

Re:	DoubleLine Opportunistic Credit Fund (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333-239482, 811-22592)

Dear Ms. Dubey:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Wednesday, September 30, 2020, or as soon thereafter as practicable.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

DOUBLELINE OPPORTUNISTIC CREDIT FUND

By:	/s/ Ronald R. Redell
Name:	Ronald R. Redell
Title:	President and Chief Executive Officer